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                                                                    EXHIBIT (12)
                             CMS ENERGY CORPORATION
                       Ratio of Earnings to Fixed Charges
                              (Millions of Dollars)

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

                                                  Nine Months
                                                     Ended                     Years Ended December 31 -
                                               September 30,2001    2000       1999        1998       1997         1996
                                              ---------------------------------------------------------------------------
                                                     (d)             (b)                    (c)
Earnings as defined (a)
Consolidated net income                            $(407)         $  36       $ 277       $ 242       $ 244       $ 224
Income taxes                                        (108)            60          64         100         108         137

Exclude equity basis subsidiaries                     (2)          (171)        (84)        (92)        (80)        (85)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $35, 49,
  $41, $29, $13, and $5 million for the
  nine months ended September 30, 2001 and
  the years ended December 31, 2000, 1999,
  1998, 1997, and 1996, respectively                 442            597         525         346         317         278
                                                   -----          -----       -----       -----       -----       -----


Earnings as defined                                $ (75)         $ 522       $ 782       $ 596       $ 589       $ 554
                                                   =====          =====       =====       =====       =====       =====

Fixed charges as defined (a)
Interest on long-term debt                          $426           $591        $502        $319        $273        $230
Estimated interest portion of lease rental             5              7           7           8           8          10
Other interest charges                                45             48          57          48          49          43
Preferred securities dividends and
  Distributions                                        0              0           0           0           0           0
                                                    ----           ----        ----        ----        ----        ----
Fixed charges as defined                            $476           $646        $566        $375        $330        $283
                                                    ====           ====        ====        ====        ====        ====

Ratio of earnings to fixed charges                    --             --        1.38        1.59        1.78        1.96
                                                    ====           ====        ====        ====        ====        ====

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NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2000, fixed charges exceeded earnings by $124 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment. The ratio of earnings to fixed charges would have been 1.32 excluding this amount.

(c) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.

(d) For the nine months ended September 30, 2001, fixed charges exceeded earnings by $551 million. Earnings as defined include $628 million of pretax contract losses and asset revaluations and $185 million of write-offs associated with discontinued operations. The ratio of earnings to fixed charges would have been 1.55 excluding these amounts.